Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Docebo Inc. (the “Company”)

366 Adelaide Street West

Toronto, Ontario

M5V 1R7

Item 2.	Date of Material Change

October 1, 2020

Item 3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on October 1, 2020 through the newswire services of Cision and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On October 1, 2020, the Company announced that Daniel Klass has provided notice of his intention to resign as a director of the Company, effective October 1, 2020. Mr. Klass has been on the Company’s board of directors since 2016.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

Ian Kidson, Chief Financial Officer

Tel: (416) 456-5868

Item 9.	Date of Report

October 5, 2020

SCHEDULE “A”

(see attached)

Docebo Announces Director Resignation

TORONTO, October 1, 2020 – Docebo Inc. (TSX: DCBO) (“Docebo” or the “Company”), today announced that Daniel Klass has provided notice of his intention to resign as a Director of the Company, effective today, to devote more time to his private equity business. Mr. Klass has been on Docebo’s board of directors since 2016.

“Since joining Docebo’s board of directors as a small private company, I’ve been privileged to have a part in its growth and development. Claudio and his team have built an enduring organization and I look forward to seeing its continued evolution as a global leader in corporate learning management,” said Daniel Klass, Founder and Managing Partner of Klass Capital.

“Daniel has been an instrumental supporter of Docebo and has always shared my passion and vision for the learning opportunity,” said Claudio Erba, Founder and CEO of Docebo. “On behalf of our management team and board of directors I want to thank him for his guidance over the years and wish him the best on his current and future endeavors.”

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

For more information:

Dennis Fong

Investor Relations

investors@docebo.com

(416) 283-9930

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